Mail Stop 3561

November 6, 2009

Mr. Michael F. Devine, III
Executive Vice President and Chief Financial Officer
Coach, Inc.
516 West 34th Street
New York, NY 10001

> **Re: Coach, Inc.**
> **Form 10-K for Fiscal Year Ended June 27, 2009**
> **Filed August 19, 2009**
> **File No. 001-16153**

Dear Mr. Devine:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 27, 2009
Non-GAAP Measures, page 20
1. We note you have adjusted operating income, interest income, provision for taxes, net income and diluted earnings per share to exclude certain items. Your GAAP amounts were adjusted to exclude cost saving measures, charitable foundation contributions, tax adjustments and resulting adjustments to incentive compensation. Please demonstrate to us how exclusion of these items is consistent with the requirements of Question 8 of the Commission's FAQ Regarding the Use of Non-GAAP Financial Measures. In your response, please ensure to clarify the following for each measure:

- The manner in which management uses this measure to conduct or evaluate its business,
- The economic substance behind management's decision to use this measure,
- The material limitations associated with use of this measure as compared to the use of the most directly comparable GAAP financial measure,
- The manner in which management compensates for these limitations when using this measure, and
- The substantive reasons why management believes this measure provides useful information to investors.

Financial Statements
Notes to Financial Statements
Note 22 – Quarterly Financial Data (unaudited), page 68

2. We note you adjusted income from continuing operations and diluted earnings per share from continuing operations for certain items resulting in the presentation of non-GAAP financial measures. Tell us how inclusion of these non-GAAP financial measures in your financial statement footnotes is appropriate considering the guidance in Item 10(e)(ii)(C) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Brian Bhandari, Branch Chief at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services